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SEC FILE NUMBER
8-01865

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Ingalls & Snyder, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway
(No. and Street)

New York	New York	10006-2802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward Oberst (212) 269-7812
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JAN 2 3 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Edward Oberst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ingalls & Snyder, LLC as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

I further affirm that these financial statements are being made available to all members or allied Members of the New York Stock Exchange, Inc.



Signature

Chief Financial Officer

Title



Notary Public



Signature

Managing Director

Title

LARAINE SABATINO-LUGO
Notary Public, State of New York
No. 31-4669344
Qualified in New York County
Commission Expires Feb. 28, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INGALLS & SNYDER, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Ingalls & Snyder, LLC
New York, New York

We have audited the accompanying statement of financial condition of Ingalls & Snyder, LLC as of September 30, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ingalls & Snyder, LLC as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
October 31, 2005

INGALLS & SNYDER, LLC

Statement of Financial Condition
September 30, 2005

ASSETS	
Cash and cash equivalents	**$ 872,000**
Cash segregated under federal and other regulations	**5,000**
Deposits with clearing organizations	**2,842,000**
Receivable from brokers and dealers	**7,884,000**
Receivable from customers	**31,596,000**
Receivable from non-customers	**5,175,000**
Securities owned, at market value	**2,882,000**
Membership in exchanges:	
Owned, at cost (market value $3,010,000)	**1,040,000**
Property and equipment (net of accumulated depreciation of $1,695,000)	**1,284,000**
Other assets	**71,000**
	$ 53,651,000
LIABILITIES	
Short-term bank loans	**$ 8,214,000**
Payable to brokers and dealers and clearing organizations	**5,213,000**
Payable to customers	**9,340,000**
Payable to non-customers	**2,919,000**
Securities sold, not yet purchased, at market value	**4,240,000**
Accounts payable, accrued expenses and other liabilities	**5,113,000**
	35,039,000
Commitments and contingencies	
Members' capital	**18,612,000**
	$ 53,651,000

See notes to statement of financial condition

INGALLS & SNYDER, LLC

Notes to Statement of Financial Condition
September 30, 2005

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Ingalls & Snyder, LLC (the "Company") is a clearing broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"), and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The Company's business comprises several classes of services, including principal transactions, agency transactions and investment advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

Proprietary securities transactions in debt securities are recorded on the trade date, as if they had settled. Profit and loss arising from debt securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

[2] Securities lending:

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the market value of securities borrowed on a daily basis with additional collateral deposited or refunded as necessary.

[3] Exchange memberships:

Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

[4] Income taxes:

As a limited liability company, the Company is not subject to Federal and state income taxes. However, the Company is subject to New York City Unincorporated Business Tax. Each member's distributive share of the Company's net income or loss is reported by each member in their individual income tax returns.

[5] Cash equivalents:

The Company considers all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

[6] Property and equipment:

Property and equipment are stated at cost. Depreciation is provided by both the straight-line and accelerated methods over estimated useful lives of 3 to 7 years. Leasehold improvements are amortized by the straight-line method over the term of the related lease.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE C - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $5,000 has been segregated in special reserve bank accounts for the exclusive benefit of customers, pursuant to rule 15c3-3 of the SEC.

NOTE D - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2005, consist of the following:

	Receivable	Payable
Deposits for stocks borrowed	$ 866,000	
Securities failed-to-deliver/receive	906,000	$ 3,530,000
Receivable with clearing organizations	6,112,000	
Due to brokers		1,683,000
	$ 7,884,000	$ 5,213,000

NOTE E - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

NOTE F - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Corporate bonds, debentures, and notes	$ 2,620,000	$ 4,240,000
Stocks and warrants	62,000	
Not readily marketable	200,000	
	$ 2,882,000	$ 4,240,000

NOTE F - SECURITIES OWNED AND SOLD, NOT YET PURCHASED (CONTINUED)

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

NOTE G - BANK LOANS

Customer loans of $4,935,000 are collateralized by $24,382,000 of customers' margin account securities, and non-customer loans of $3,280,000 are collateralized by $30,898,000 of securities owned by the non-customers.

NOTE H - FINANCIAL INSTRUMENTS

In the normal course of business, the Company's customer clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased ("short sales") and the writing of option contracts.

Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses, which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. Settlement of these transactions did not have a material effect upon the Company's statement of financial condition.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of secured bank loans. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. At September 30, 2005, the market value of customer securities pledged under these secured financing transactions was in excess of amounts due.

INGALLS & SNYDER, LLC

Notes to Statement of Financial Condition
September 30, 2005

NOTE I - PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2005 consist of the following:

Furniture and fixtures	$ 308,000
Equipment	1,200,000
Computer software	524,000
Leasehold improvements	947,000
	2,979,000
Less accumulated depreciation and amortization	(1,695,000)
Property and equipment, net	$ 1,284,000

NOTE J - EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) savings plan, which allows substantially all of its full-time employees to defer up to 60% of their salary, subject to the Internal Revenue Service limits.

NOTE K - COMMITMENTS AND CONTINGENCIES

[1] Commitments:

The Company is obligated under operating leases for office space expiring through April 30, 2014. One of the leases has an option for an earlier cancellation date, with a cancellation fee of approximately $1,000,000. Certain agreements are subject to periodic escalation provisions for real estate taxes and other charges. The minimum annual rental commitments under these leases are as follows:

Year Ending September 30,	
2006	$ 612,000
2007	621,000
2008	617,000
2009	465,000
2010	624,000
Thereafter	2,314,000
	$ 5,253,000

[2] Contingencies:

The Company has issued letters of credit guaranteeing the margin requirement at Options Clearing Corporation. The letters of credit amounted to $2,500,000 for customer requirements which were secured by customers' securities. At September 30, 2005, the margin requirement for customers was $1,639,000.

NOTE L - CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities whose counterparties consist of registered brokers or dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

INGALLS & SNYDER, LLC

Notes to Statement of Financial Condition
September 30, 2005

NOTE M - MEMBERS' CAPITAL

In December 2004, in order to comply with Statement of Financial Accounting Standards No. 150 ("SFAS No. 150"), the Company modified its operating agreement, to eliminate the unconditional obligation to redeem capital.

NOTE N - NET CAPITAL REQUIREMENTS

The Company is subject to the alternative net capital rule of the New York Stock Exchange, Inc. At September 30, 2005, the Company had net capital of approximately $14,919,000 and its required minimum net capital was $1,000,000, as an executing broker under prime broker regulations.